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                             ANDREAS M. KELLY, P.A.
                       2000 South Dixie Highway, Suite 100
                                 Miami, FL 33133
                                Tel. 305.815.1731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Attn: Jeffrey B. Werbitt; John Reynolds
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
                                                            April 4, 2002

Re:  Optima Global Corporation
     Withdrawal of Registration Statement on Form SB-2A
     File No. 333-55580

Dear Mr. Werbitt,

     Pursuant to a meeting by the Board of Directors, and Rule 477 of the
Securities Act of 1933, Optima Global Corporation hereby withdraws its
Registration Statement on Form SB2. The Board and the company's shareholders have determined that the company will benefit more by maintaining the current security holders.

     In conformity with this action, the selling security holders, and board of directors affirm the following: no shares were ever offered pursuant to this registration; no preliminary prospectuses were ever distributed; the selling shareholders have determined that no securities should be offered to the public at this time; and the withdrawal of the registration statement is consistent with the protection of investors.

     The registrant may undertake a subsequent private offering in reliance on
Securities Act Rule 155(c).

         Sincerely,
         /s/ Andreas M. Kelly
         Andreas M. Kelly, as attorney-in-fact for Optima Global Corp.